February 8, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:	Derma Sciences, Inc. – File No. 333-163127 Registration Statement on Form S-1

Ladies and Gentlemen:

With respect to the above-referenced registration statement, Rodman & Renshaw, LLC hereby withdraws its request for acceleration dated February 5, 2010, requesting acceleration of the effectiveness of the registration to February 8, 2010.

In lieu thereof, Rodman & Renshaw, LLC respectfully requests acceleration of the effective date of the above-captioned registration statement to 4:00 p.m. Eastern Time on Tuesday, February 9, 2010, or as soon after that as practicable.

The prospectus distribution letter, dated February 5, 2010, is hereby confirmed.

Very truly yours,

RODMAN & RENSHAW, LLC

By: /s/ Terence Murphy
        Terence Murphy
        Managing Director

1251 Avenue of the Americas, New York, NY 10020  Tel: 212 356 0500 Fax: 212 581 5690
www.rodmanandrenshaw.com  Member: FINRA, SIPC